Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES US$19,829,643 INVESTMENT IN ITS
SUBSIDIARY INSIGHTEC LTD., IN AN INTERNAL ROUND OF FINANCING

Tel-Aviv, Israel, November 29, 2007, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“EI” or the “Company”) announced that on November 28, 2007, InSightec Ltd. (“InSightec”), a subsidiary of the Company reported that it has signed and consummated an agreement for an internal round of financing in the aggregate amount of  $30 million from its existing investors, namely : Elbit Ultrasound (Netherlands) B.V., a fully owned subsidiary of the Company (“EUN”); GE Capital Equity Holdings Inc., a subsidiary of General Electric Company (NYSE: GE); MediTech Advisors LLC (“MTA”), a Delaware private limited liability company specializing in the healthcare marketplace; and certain directors and officers of InSightec.

The investment is in the form of allotment and purchase of Series A Preferred convertible shares of InSightec, which are convertible to InSightec’s ordinary shares subject to the fulfillment of certain conditions stipulated in the agreement. EUN’s share in this round of investment totals $19,829,643. The investors have been granted certain preferential rights attached to the Series A Preferred Shares of InSightec under the articles of association of InSightec, as amended, and certain additional rights under a securityholders agreement that was executed by and among InSightec and the major investors, as stipulated in the said agreement.

Following the completion of this latest round of investment, the fully diluted ownership of EUN and Elbit Ultrasound Ltd. in InSightec will be approximately 53%.

InSightec reported that the proceeds of the investment would be applied to expand its research and development efforts, for marketing and sales activities, and for general corporate purposes.

Mr. Shimon Yitzhaki, President of the Company, said: "Following InSightec's receipt of the European CE approval for pain palliation of bone metastases based on clinical results demonstrating that this technology has the potential to become an important treatment alternative for this patient population, and the receipt of the FDA IDE approval for starting a phase III clinical trial in the US for the treatment of bone metastases, InSightec has decided to increase and accelerate its R&D efforts towards the simultaneous development of the InSightec's technologies which are necessary for the expansion into new oncology areas such as: bone metastases, prostate cancer, breast cancer, liver tumors and brain tumors, in order to receive FDA approvals for those applications and treatments within a shorter period. Meeting this task shall enable InSightec to speed up the bringing of its products into the market for the benefit of the potential patients and the cancer defeat straggle."

About Elbit Imaging Ltd.

Elbit Imaging Ltd. (“EI”) is a subsidiary of Europe Israel (M.M.S.) Ltd. EI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Elbit Trade & Retail Ltd., and venture-capital investments.

About InSightec

InSightec Ltd. is a privately held company owned by EI's wholly owned subsidiaries EUN and Elbit Ultrasound Ltd., General Electric, MediTech Advisors, LLC and employees. It was founded in 1999 to develop the breakthrough MR guided Focused Ultrasound technology and transform it into the next generation operating room. Headquartered near Haifa, Israel, the company has over 150 employees and has invested more than $100 million in research, development, and clinical investigations. Its U.S. headquarter is located in Dallas, Texas. For more information, please go to: http://www.insightec.com

About ExAblate

The ExAblate® is the first system to use the breakthrough MRgFUS technology that combines MRI – to visualize tissues in the body, plan the treatment and monitor treatment outcome in real time – and high intensity focused ultrasound to thermally ablate tumors inside the body non-invasively. MR thermometry, provided uniquely by the system, allows the physician to control and adjust the treatment in real time to ensure that the targeted tumor is fully treated and surrounding tissue is spared. ExAblate received FDA approval for the treatment of symptomatic uterine fibroids in October 2004. ExAblate has been recognized for its innovation and potential to serve mankind and has been awarded the 2004 European Union’s Information Society Technologies grand prize, The Wall Street Journal’s 2004 Technology Innovation Awards, Advanced Imaging’s 2005 Solutions of the Year, the Red Herring 100 Europe 2007 Award and World Economic Forum Technology Pioneers for 2008.

Any forward looking statements with respect to EI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EI's filings with the Securities and Exchange

Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact	Investor Contact

Shimon Yitzhaki, President	Rachel Levine
Elbit Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9439
syitzhaki@elbitimaging.com	rlevine@hfgcg.com

Dudi Machluf, CFO
Elbit Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com